                                  FORM 6 - K
                                  ----------


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                           Report of Foreign Issuer

                 Pursuant to Rule 13a - 16 or 15d - 16 of the
                        Securities Exchange Act of 1934


                        For the month of February 2001


                NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
                -----------------------------------------------
                  (Translation of Registrant's into English)

                                EDIFICIO CANTV
                              AVENIDA LIBERTADOR
                              CARACAS, VENEZUELA
                              ------------------
                   (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  __X__    Form 40-F  ____


     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

                           Yes  ____      No  __X__

     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _______________

     This report consists of an English translation of the original Spanish language version of a Venezuelan filing of the unaudited financial statements of Compania Anonima Nacional Telefonos de Venezuela (CANTV) as of and for the period ended on December 31, 2000, prepared according to Venezuelan GAAP, which differ in certain important respects from US GAAP, as filed with the Venezuela National Commission on Securities on January 30, 2001.

                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 COMPANIA ANONIMA NACIONAL
                                                 TELEFONOS DE VENEZUELA, (CANTV)



                      By:  /s/ ARMANDO YANES
                           -----------------
                           Armando Yanes
                           Chief Financial Officer


Date:  February 7, 2001

                              ENGLISH TRANSLATION
                              -------------------


Caracas, January 30, 2001


Sirs
Comision Nacional de Valores
Present.-

                                                  Attention: Dra. Aida Lamus
                                                                   President

Dear Dra. Lamus,

In accordance with the requirements of the "Periodic or Occasional Information Reporting Norms to Be Submitted by Individuals Regulated by the Venezuelan National Commission on Securities" ("Normas Relativas a la Informacion Periodica u Ocasional que Deben Suministrar las Personas Sometidas al Control de la Comision Nacional de Valores"), attached please find the unaudited Financial Statements as of and for the period ended December 31, 2000.

I will make myself available should you need any clarification or additional information.

Sincerely yours,

/s/ SCARLETT ALVAREZ
--------------------
Scarlett Alvarez
Investor Relations Manager

                COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA
                            (CANTV) AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS
                      AS OF DECEMBER 31, 2000 AND 1999 AND
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                                      AND
                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

       (Translation of financial statements originally issued in Spanish)

   COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
   -------------------------------------------------------------------------

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     -------------------------------------
             FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
             ------------------------------------------------------
     (Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2000, except earnings per share and per ADS amount)

                                                                         2000                   1999                 1998
                                                                    ---------------        --------------        ------------
OPERATING REVENUES:
  Local and domestic long distance usage                                    618,917               614,502             649,866
  Basic rent                                                                316,152               362,673             387,063
  Public telephones                                                         108,655               119,680             123,271
                                                                    ---------------        --------------        ------------
      Local and domestic long distance                                    1,043,724             1,096,855           1,160,200

  International long distance                                                99,107               151,027             204,049
  Net settlements                                                            29,373                31,780              47,693
                                                                    ---------------        --------------        ------------
      International long distance                                           128,480               182,807             251,742

  Other wireline-related services                                           139,749               162,450             142,214
                                                                    ---------------        --------------        ------------
      Total wireline services                                             1,311,953             1,442,112           1,554,156

  Wireless services                                                         466,993               460,714             347,196
  Other                                                                      46,186                43,856              36,833
                                                                    ---------------        --------------        ------------
      Total operating revenues                                            1,825,132             1,946,682           1,938,185
                                                                    ---------------        --------------        ------------

OPERATING EXPENSES:
 Operations, maintenance, repairs and administrative                        938,074               977,142             968,602
 Depreciation and amortization                                              616,714               666,635             599,844
 Concession and other taxes                                                 138,394               140,193             144,392
 Special Charge                                                             110,390                     -                   -
 Non recurring charges                                                          632                 4,085                   -
                                                                    ---------------        --------------        ------------
      Total operating expenses                                            1,804,204             1,788,055           1,712,838
                                                                    ---------------        --------------        ------------
      Operating income                                                       20,928               158,627             225,347
                                                                    ---------------        --------------        ------------
OTHER (EXPENSE) INCOME, NET:
 Financing cost, net                                                        (31,348)              (48,281)            (32,661)
 Other (expenses) income, net                                               ( 3,827)                6,331               3,596
                                                                    ---------------        --------------        ------------
      Total other expenses, net                                             (35,175)              (41,950)            (29,065)
                                                                    ---------------        --------------        ------------

      (Loss) income before income tax and cumulative
       effect of accounting change, net of tax                              (14,247)              116,677             196,282

INCOME TAX                                                                   35,428                15,487               1,327
                                                                    ---------------        --------------        ------------
      (Loss) income before cumulative effect of
         accounting change, net of tax                                      (49,675)              101,190             194,955

CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET
 OF TAX                                                                     (40,518)                    -                   -
                                                                    ---------------        --------------        ------------
      Net (loss) income                                                     (90,193)              101,190             194,955
                                                                    ===============        ==============        ============
(Loss) EARNINGS PER SHARE BEFORE CUMULATIVE                                     (52)                  101                 195
      EFFECT, NET OF TAX
      Cumulative effect of accounting change, net of tax per share              (43)                    -                   -
                                                                    ---------------        --------------        ------------
(Loss) EARNINGS PER SHARE                                                       (95)                  101                 195
                                                                    ---------------        --------------        ------------
(Loss) EARNINGS PER ADS (BASED ON 7 SHARES PER ADS)
                                                                               (663)                  709               1,365
                                                                    ===============        ==============        ============
Average shares outstanding (in millions)                                        952                   999               1,000
                                                                    ===============        ==============        ============

 The accompanying notes are an integral part of these consolidated statements.

      (Translation of financial statements originally issued in Spanish)

   COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
   -------------------------------------------------------------------------

         CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2000 AND 1999
         --------------------------------------------------------------
 (Adjusted for inflation and expressed in millions of constant bolivars as of
                              December 31, 2000)

                                                                              2000                    1999
                                                                         ----------------         ---------------
                              ASSETS
                              ------

CURRENT ASSETS:
---------------
     Cash and temporary investments                                               578,657                 366,478
     Accounts receivable, net                                                     347,496                 460,833
     Accounts receivable from Venezuelan Government entities                      102,775                 137,483
     Inventories and supplies, net                                                 33,302                  49,229
     Other current assets                                                          13,981                  14,062
                                                                       ------------------       -----------------
          Total current assets                                                  1,076,211               1,028,085

Property, plant and equipment, net                                              3,253,902               3,535,274
Cellular concession, net                                                           95,333                  98,367
Other assets                                                                      216,637                 255,120
                                                                       ------------------       -----------------
          Total assets                                                          4,642,083               4,916,846
                                                                       ==================       =================

          LIABILITIES AND STOCKHOLDERS' EQUITY
          ------------------------------------

CURRENT LIABILITIES:
--------------------
     Short-term debt                                                               55,490                  60,709
     Accounts payable                                                             275,447                 296,423
     Employee severance benefits, net                                               8,850                  10,040
     Accrued employee benefits                                                    154,129                  38,200
     Other current liabilities                                                    286,143                 211,534
                                                                       ------------------       -----------------
          Total current liabilities                                               780,059                 616,906

LONG-TERM LIABILITIES:
----------------------
     Long-term debt                                                               341,370                 387,476
     Pension and postretirement benefit obligations                               345,886                 371,293
                                                                       ------------------       -----------------
          Total liabilities                                                     1,467,315               1,375,675

STOCKHOLDERS' EQUITY                                                            3,174,768               3,541,171
--------------------                                                   ------------------       -----------------
          Total liabilities and stockholders' equity                            4,642,083               4,916,846
                                                                       ==================       =================

 The accompanying notes are an integral part of these consolidated statements.

      (Translation of financial statements originally issued in Spanish)

  COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA  (CANTV) AND SUBSIDIARIES
  --------------------------------------------------------------------------

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
          ----------------------------------------------------------
            FOR THE YEARS ENDED DECEMBER  31, 2000 , 1999 AND 1998
            ------------------------------------------------------
 (Adjusted for inflation and expressed in millions of constant bolivars as of
                              December 31, 2000)

                                         Capital Stock
                                ------------------------------
                                                                Additional                                Cumulative       Total
                                Historical  Inflation            Paid-in   Retained     Legal   Treasury  Translation  Stockholders'
                                   Cost    Adjustment   Total    Capital   Earnings    Reserve    Stock   Adjustment      Equity
                                ---------- ----------  -------- ---------  ---------  ---------  -------- ------------ -------------
Balance as of December 31, 1997   36,902   1,420,800  1,457,702    18,127  2,151,991    145,774         -       26,254    3,799,848

   Net income                          -           -          -         -    194,955          -         -            -      194,955

   Dividends declared                  -           -          -         -   (198,271)         -         -            -     (198,271)

   Change in cumulative
    translation adjustment             -           -          -         -          -          -         -        2,890        2,890
                                --------   ---------  ---------   -------  ---------   --------  --------     --------   ----------
Balance as of December 31, 1998   36,902   1,420,800  1,457,702    18,127  2,148-675    145,774                 29,144    3,799,422
                                --------   ---------  ---------   -------  ---------   --------  --------     --------   ----------
   Accumulated postretirement
    benefits obligation                -           -          -         -   (174-624)         -         -            -     (174,624)

   Net income                          -           -          -         -    101,190          -         -            -      101,190

   Dividends declared                  -           -          -         -   (184,219)         -         -            -     (184,219)

   Repurchased shares                (45)     (1,718)    (1,763)        -     (1,277)         -         -            -       (3,040)

   Change in cumulative
   translation adjustment              -           -          -         -          -          -         -        2,442        2,442
                                --------   ---------  ---------   -------  ---------   --------  --------     --------   ----------
Balance as of December 31, 1999   36,857   1,419,082  1,455,939    18,127  1,889,745    145,774         -       31,586    3,541,171

   Net loss                            -           -          -         -    (90,193)         -         -            -      (90,193)

   Dividends declared                  -           -          -         -    (64,136)         -         -            -      (64,136)

   Repurchased shares                  -           -          -         -   (108,092)         -  (105,744)           -     (213,836)

   Retirement of treasury stock   (2,684)   (103,060)  (105,744)        -          -          -   105,744            -            -

   Change in cumulative
    translation adjustment             -           -          -         -          -          -         -        1,762        1,762
                                --------   ---------  ---------   -------  ---------   --------  --------     --------   ----------
Balance as of December 31, 2000   34,173   1,316,022  1,350,195    18,127  1,627,324    145,774         -       33,348    3,174,768
                                ========   =========  =========   =======  =========   ========  ========     ========   ==========

 The accompanying notes are an integral part of these consolidated statements.

      (Translation of financial statements originally issued in Spanish)

  COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA  (CANTV) AND SUBSIDIARIES
  --------------------------------------------------------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------
             FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
             ----------------------------------------------------
 (Adjusted for inflation and expressed in millions of constant bolivars as of
                              December 31, 2000)

                                                                                   2000         1999         1998
                                                                              ------------  -----------    ---------
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
  Net (loss) income                                                                (90,193)     101,190      194,955
  Adjustments to reconcile net (loss) income to net cash provided by operating activities:
    Loss (gain) from net monetary position                                          15,844        6,626      (45,512)
    Exchange loss, net                                                               2,645       33,732       53,572
    Depreciation and amortization                                                  616,714      666,635      599,844
    Special Charge                                                                 110,390            -            -
    Cumulative effect of accounting change, net of tax                              40,518            -            -
    Provision for doubtful accounts                                                 76,512      114,682      254,799
  Changes in current assets and liabilities:
    Accounts receivable,  net                                                      (14,424)    (153,058)    (360,788)
    Accounts receivable from Venezuelan Government entities                         19,469      (45,901)     (15,698)
    Inventories and supplies, net                                                   14,798       43,010      (37,600)
    Other current assets                                                              (668)       9,433          914
    Accounts payable                                                                33,678      118,734       48,605
    Accrued employee benefits, net                                                  13,290       21,817       12,689
    Other current liabilities                                                       42,498       (4,572)      32,428
                                                                              ------------  -----------    ---------
                                                                                   881,071      912,328      738,208
  Changes in non current assets and liabilities:
    Other assets                                                                    29,300      (18,338)     (39,403)
    Pension and postretirement benefit obligations                                 (25,407)       6,557       33,900
                                                                              ------------  -----------    ---------
                    Net cash provided by operating activities                      884,964      900,547      732,705
                                                                              ------------  -----------    ---------

CASH FLOWS USED IN INVESTING ACTIVITIES:
    Capital expenditures, net of disposals                                        (325,272)    (397,907)    (555,824)
                                                                              ------------  -----------    ---------
                    Net cash used in investing activities                         (325,272)    (397,907)    (555,824)
                                                                              ------------  -----------    ---------

CASH FLOWS USED IN FINANCING ACTIVITIES:
    Proceeds from borrowings                                                        30,660            -      225,059
    Payments of debt                                                               (52,211)     (39,510)    (174,204)
    Dividend payments                                                              (64,136)    (184,219)    (198,271)
    Repurchased shares                                                            (213,836)      (3,040)           -
                                                                              ------------  -----------    ---------
                    Net cash used in financing activities                         (299,523)    (226,769)    (147,416)
                                                                              ------------  -----------    ---------

Increase in cash and temporary investments before loss in purchasing
    power of cash and temporary investments                                        260,169      275,871       29,465

LOSS IN PURCHASING POWER OF CASH AND TEMPORARY
    INVESTMENTS:                                                                   (47,990)     (64,753)     (39,792)
                                                                              ------------  -----------    ---------
     Increase (decrease) in cash and temporary investments                         212,179      211,118      (10,327)

CASH AND TEMPORARY INVESTMENTS:
    Beginning of year                                                              366,478      155,360      165,687
                                                                              ------------  -----------    ---------
    End of year                                                                    578,657      366,478      155,360
                                                                              ============  ===========    =========
SUPPLEMENTAL INFORMATION:
    Cash paid during the year for:
    Interest                                                                        43,444       38,205       42,525
                                                                              ============  ===========    =========
    Taxes                                                                          115,643       95,521       97,582
                                                                              ============  ===========    =========

 The accompanying notes are an integral part of these consolidated statements.

      (Translation of financial statements originally issued in Spanish)

           COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
           --------------------------------------------------------
                               AND SUBSIDIARIES
                               ----------------

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                ----------------------------------------------
   (Amounts are adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2000, unless otherwise indicated)


1.   EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH:
     -----------------------------------------------

The consolidated financial statements were originally issued in Spanish and translated into English.

2.   COMPANY BACKGROUND AND CONCESSION AGREEMENT:
     --------------------------------------------

Compania Anonima Nacional Telefonos de Venezuela (CANTV or the Company) is one of the primary providers of telecommunications services in Venezuela, and is the owner of a nationwide basic telecommunications network through which it provides not only national and international fixed switched telephone service but also private networks, data, public telephone, rural and telex services. In addition, through its subsidiaries, CANTV provides other telecommunications-related services including wireless communications, internet access and telephone directories.

CANTV entered into a Concession Agreement (the Concession) with the Government of Venezuela (the Government) in 1991 to provide national and international telecommunications services, for the purpose of guaranteeing high quality service, modernizing and expanding the local network, introducing progressive rate rebalancing and establishing a framework for the introduction of competition. November 2000 marks the opening of the telecommunications market with the entrance of new competitors (See Note 19 - Commitments and contingencies).

Significant terms of the Concession are as follows:
---------------------------------------------------

a. The Concession establishes a special privilege regime of limited competition, through which the Government guarantees CANTV to be the exclusive provider of fixed switched telephone services, including local, national and international access until November 27, 2000. Beginning on that date, any party who has obtained the corresponding administrative concession will be able to provide basic telecommunication services in the country (See Note 4 - Regulation).

b. The Concession is for 35 years ending in 2026, and is extendible for an additional period of 20 years subject to the approval by the Ministry of Infrastructure, previously the Ministry of Transportation and Communications (the Ministry), and satisfactory performance by the Company of its obligations under the Concession.

c. Under The Concession, the Company is required to pay a total of 5.5% of services billed annually to the Government for telecommunications tax and concession rights. Such amount is included in the accompanying consolidated statements of operations as Concession and other taxes. The Concession requires the Company to expand, modernize and improve the quality of its telephone network as well as to meet prescribed service quality targets. The Concession mandates include national and regional expansion and modernization targets as well as annual and cumulative targets (See Note 19 - Commitments and contingencies).

d. The Concession specifies various penalties which may be imposed on CANTV for negligent or intentional violation of Concession provisions, including a fine of up to 1% of services billed and/or revocation and termination of the Concession. Penalties assessed against CANTV through December 31, 2000, have not been material.


3.        SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES:
          ----------------------------------------------------------

a.   Basis of presentation
     ---------------------

The consolidated financial statements have been prepared in accordance with Venezuelan generally accepted accounting principles (Venezuelan GAAP). On specific matters not addressed by Venezuelan accounting pronouncements, International Accounting Standards (IAS) should be applied, if not, Mexican standards apply, and lastly United States Generally Accepted Accounting Principles.

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in Venezuela requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

b.   Adjustment for inflation
     ------------------------

The Company's consolidated financial statements are expressed on a constant bolivar basis as of December 31, 2000, in accordance with the Venezuelan Statement of Accounting Principles Number 10 "Standards for the Preparation of Financial Statements Adjusted for Inflation" (DPC 10) and its amendments issued by the Venezuelan Federation of Public Accountants.

During December 2000, the Venezuelan Federation of Public Accountants issued the Venezuelan Statement of Accounting Principles Number 10 "Standards for the Preparation of Financial Statements Adjusted for Inflation "(DPC 10 revised and comprehensive), which supersedes DPC 10 issued in 1991 and its three amendments, as well as the Technical Publications number 19 and 14. The main changes of this statement pertain to presentation and not methodology. This statement becomes effective for financial statements covering periods after December 31, 2000. Early adoption is permitted. CANTV will adopt this statement in 2001.

The amounts disclosed in the consolidated financial statements have been adjusted to reflect the bolivar's purchasing power at December 31, 2000 based on the Consumer Price Index (CPI) for the metropolitan area of Caracas as published by the Central Bank of Venezuela (BCV). Until December 31, 1999, the base year utilized to calculate the relative change in the CPI was 1984. Effective January 2000, based on international recommendations, the Company changed the base year to 1997 in order to improve the meaningfulness and quality of this indicator as a measurement of the changes in the Venezuelan economy.

The most representative indexes published by the BCV used in the preparation of the inflation adjusted financial statements are as follows (1997 base):

                                2000           1999            1998
                            -----------     -----------     -----------

End of year                  205.97793       181.58866       151.28823
Average for year             194.97653       167.78597       135.78224


Each caption in the accompanying consolidated financial statements has been presented on the basis of the CPI at December 31, 2000, as follows:

i. Monetary assets and liabilities (cash and temporary investments, receivables, other assets and most liabilities) as of December 31, 2000, have not been adjusted for the effect of inflation since they already represent their inflation adjusted value at that date. The balances as of December 31, 1999, have been adjusted based upon the relative change in the CPI between that date and the CPI at December 31, 2000.

ii. Non-monetary assets (principally inventories and supplies, property, plant and equipment, the cellular concession and certain other assets) and stockholders' equity have been updated based upon the relative change in the CPI between the time the assets and equity were acquired or contributed and the CPI at December 31, 2000.

iii. The non-monetary liability for pension and other postretirement benefit obligations and its related expense, are recorded based on actuarial calculations (See Note 14 - Retirement Benefits).

iv. Monetary revenues and expenses have been updated based upon the change in the CPI from the month in which the transaction was recorded and the CPI at December 31, 2000.

v. Non-monetary expenses (primarily depreciation and amortization) are based upon the values of the corresponding assets (primarily property, plant and equipment) in the accompanying consolidated balance sheets (See (ii) above).

vi. The inflation (loss) gain is attributable to the Company's net monetary asset or liability position in an inflationary period and has been set forth as (loss) gain from net monetary position as part of the Financing cost, net caption in the accompanying consolidated statements of operations (See Note 16 -Financing cost, net).

c.   Consolidation principles
     ------------------------

The consolidated financial statements include CANTV and all of its majority-owned subsidiaries. All significant intercompany balances and transactions among the companies have been eliminated.

d.   Cash and temporary investments
     ------------------------------

Cash and temporary investments include short-term, highly liquid investments, which have original maturities of three months or less. The loss in the purchasing power of cash and temporary investments due to inflation is reflected as a separate caption in the statements of cash flows.

e.   Inventories and supplies, net
     -----------------------------

Inventories and supplies are presented at cost, net of reserves. Certain inventories and supplies whose original cost per unit does not exceed the equivalent in bolivars of US $500 are expensed when purchased.

f.   Depreciation and amortization
     -----------------------------

Depreciation and amortization are calculated using the straight-line method based on the estimated useful lives of the fixed assets and based on the amortization period assigned to the intangible assets. The costs of other intangible assets (See Note 10 - Other assets) and the cost of the cellular concession (See Note 5 - Cellular Concession) are amortized over the expected periods benefited, not to exceed 20 and 40 years, respectively. Amortization expense was Bs. 10,071, Bs. 40,370 and Bs. 32,413 for the years ended December 31, 2000, 1999 and 1998, respectively. Accumulated amortization was Bs. 226,759 and Bs. 216,688 at December 31, 2000 and 1999, respectively.

In 2000, the Company reviewed and updated the depreciable lives of certain assets, including civil works and buildings, towers and shelters related to wireless operations, and changed the useful lives from 7 to 20 years. This change in the estimation does not have a significant impact in the Company's financial statements.

g.   Computer software
     -----------------

The costs of certain purchased computer software and systems for internal use are capitalized and classified as intangible assets. In 1999, the Company reviewed and updated its policy to amortize certain computer software and set useful lives from 3 to 5 years. This change did not have a material impact on the financial statements of the Company. Internal-use software is defined as software which is acquired, internally developed, or modified solely to meet the internal needs of the Company; and for which, during the software's development or modification, no substantive plan exists or is being developed by the Company to market the software externally. Regular maintenance and modifications to existing software are expensed when incurred.

h.   Impairment in Long-lived assets
     -------------------------------

The Company evaluates the impairment of long-lived assets, including intangible assets, based on the projection of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values. Under current circumstances, no adjustment for impairment in the carrying value of the long-lived assets has been recorded.

i.   Revenue recognition
     -------------------

Revenues for wireline and wireless services are recognized in the period in which the services are provided. Unbilled revenues of Bs. 128,508 and Bs. 122,229 are included in accounts receivable as of December 31, 2000 and 1999, respectively. Revenues from settlement of traffic with international telecommunications carriers are recognized on a net basis and are based on estimates of traffic volume and rates. Advertising revenues and related telephone directory printing costs are recognized upon publication of the directories.

The Securities and Exchange Commission (SEC) issued "Staff Accounting Bulletin 101 (SAB 101), Revenue Recognition in Financial Statements", in December 1999. SAB 101 summarizes the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements.

Regarding installation and activation of wireline and wireless fees, respectively, SAB 101 establishes that these charges should be deferred and recognized systematically over the period that services are delivered. CANTV has elected not to defer these charges since costs related to such charges are greater than the revenues, resulting in no net income impact.

The Company reviewed its revenue recognition policies for prepaid services and subscriber right fees and changed the way it was accounting for these services. Subscriber right fees, which are upfront fees paid by consumers when service is activated, will be classified as a liability on the Company's balance sheet. The Company believes that the opening of the telecommunications market where consumers will have a choice of carrier changes the way in which the subscriber right fee should be accounted for on the Company's books. The cumulative effect of change, net of tax related to classification of the subscriber right as a liability was Bs. 34,700 billion.

Additionally, in line with industry practice and much improved monitoring systems, prepaid card sales will be recognized as revenue when the customer utilizes the service rather than when the card is sold. The cumulative effect of change related to both the prepaid public telephone card and the prepaid cellular card, net of tax was Bs. 5,800 billion.

The Company does not believe that this change in the way it recognizes these services will materially impact its results of operations on an ongoing basis.

j.   Income tax
     ----------

The income tax is calculated based upon taxable income which is different from the income before tax. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Investment tax credits for plant and equipment reduce the income tax during the year in which such assets are placed in service. Investment tax credits as well as fiscal losses except those from the fiscal adjustment for inflation, are permitted to be carried forward for 3 years. Venezuelan tax regulations also provide for a corporate asset alternative minimum tax based on inflation adjusted net assets (See Note 17 - Income Tax).

k.   Employee severance benefits and other benefits
     ----------------------------------------------

Employee severance benefits are calculated and recorded in accordance with the Venezuelan labor law and the Company's current collective bargaining agreement. Under the current labor law, employees earn a severance indemnity equal to 5 days salary per month, up to a total of 60 days per year of service. Labor indemnities are earned once an employee has completed 3 months of continuous service. Beginning with the second year of service, the employees earn an additional 2 days salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days salary. Severance benefits must be funded and deposited monthly in either an individual trust or a severance fund, or accrued in an employer's accounting records, as specified in writing by each employee.

In the case of unjustified or involuntary termination, employees have the right to an additional indemnification payment of one month salary per year of service up to a maximum of 150 days' current salary. Furthermore, in the case of involuntary termination the law established the payment of an additional severance benefit of up to a maximum of 90 days' current salary based on length of employment.

Additionally, the Venezuelan labor law requires a mandatory annual profit sharing distribution to all employees. CANTV made distributions equal to 120 days salary for the years ended December 31, 2000, 1999 and 1998 totaling Bs. 45,741, Bs. 43,082 and Bs. 42,208, respectively.

l.   Pension plan and other postretirement benefits
     ----------------------------------------------

The noncontributory pension plan benefits are accrued based on actuarial estimates. The real discount rate and real rate of compensation increase used to develop the projected benefit obligation were 7% and 2%, respectively (See Note 14 - Retirement benefits).

Until 1998, post-retirement benefits relating to health care expenses were recorded as operating expenses on a pay-as-you-go basis. In 1999, the Company recorded post-retirement health care costs based on actuarial estimates as required by International Accounting Standard 19 (IAS 19). The accumulated postretirement benefit obligation, as of December 31, 1998, was recognized on an immediate basis affecting retained earnings. This adoption did not have a material impact on 2000 or 1999 results.

m.   Foreign currency denominated transactions
     -----------------------------------------

Foreign currency denominated transactions are recorded at the bolivar exchange rate as of the transaction date. The outstanding balances of foreign currency denominated assets and liabilities are translated into bolivars using the exchange rate at the balance sheet date, which was Bs. 700 and Bs. 649.25 per US dollar as of December 31, 2000 and 1999, respectively (See Note 6 - Balances in foreign currency). Any exchange gain or loss from the translation of these balances and transactions is reflected as exchange loss, net in the Financing cost, net caption in the accompanying consolidated statements of operations (See
Note 16 - Financing cost, net).

n.   Legal reserve
     -------------

The Company and each of its subsidiaries are required under the Venezuelan Commercial Code and their Corporate By-laws to transfer at least 5% of each year's net income to a legal reserve until such reserve equals at least 10% of capital stock. As of December 31, 2000 and 1999, the Company's legal reserve had reached 10% of capital stock.

o.   (Loss) earnings per share
     -------------------------

(Loss) earnings per share are based on 951,961,030 and 999,897,508 of average common shares outstanding at December 31, 2000 and 1999 respectively.

p.   Recently issued accounting pronouncements
     -----------------------------------------

In November 2000, the International Accounting Standards Committee issued International Accounting Standard("IAS") No. 39, Financial Instruments:
Recognition and measurement. The Standard establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. It also addresses all financial instruments and covers topics such as classification of financial assets, measurement of non-derivative financial instruments, recognition and derecognition, and impairment.

IAS 39 is effective for fiscal years beginning after January 1, 2001. Early adoption is permitted. IAS 19 cannot be applied retroactively, and upon adoption, it is not anticipated that IAS 39 will have a significant impact on the company's results of operations or financial position.

4.   REGULATION:
     -----------

The Organic Telecommunications Law along with the Regulations, provide the general legal framework for the regulation of telecommunications services in Venezuela. Under the Organic Telecommunications Law, suppliers of public telecommunications services, such as the Company, must operate under concessions granted by the Government, which acts through the Ministry.

The Comision Nacional de Telecomunicaciones (CONATEL) is a regulatory body under the direction of the Ministry, created to supervise telecommunications services in Venezuela and recommend the granting of concessions, licenses and administrative authorizations as well as the approval of tariffs and collection taxes. Also, it shall promote investments in telecommunications, technological innovation, and free competition.

a.   Tariffs
     -------

CANTV's tariffs and services are regulated by the Concession agreement, the Eighth Year Review Agreement (the Agreement) signed on February 21, 2000 by CANTV and CONATEL effective until December 31, 2000, and the Organic Telecommunications Law of 2000 and its Regulations.

When CANTV entered into the agreement with CONATEL, CANTV's rates were regulated under the Concession, through a "price-cap" and a "rate rebalancing" mechanism that promoted operating efficiency and allowed for progressive tariff adjustments. The price-cap varied directly with the Wholesale Price Index (WPI) published by the BCV, which permitted the Company, with the approval of the Ministry, to raise tariffs on a quarterly basis to keep pace with WPI.
Generally a three to six month delay existed between the date the WPI was published for a particular quarter and its actual effect on new tariffs.

CANTV's third and fourth quarter 1999 tariff increases were not approved by CONATEL. According to statements given to the press by CONATEL, the Company was in noncompliance with the Concession with regards to service quality targets. These statements did not have legal bases.

The Agreement included the review of the Concession regarding quality service tariffs framework and commercialization of new services matters. This agreement also established two tariffs adjustments which went into effect on March 23 and June 6, 2000.

The tariff framework to be applied beginning on January 1, 2001, is being defined according to the new regulations related to the opening of the fixed switched telecommunications market currently under discussion by a public hearing process.

b.   Organic Telecommunications Law:
     -------------------------------

On June 12, 2000, the Venezuelan Government issued the Organic Telecommunications Law, which provides the guidelines of the total opening of the telecommunications sector for existing and new operators after November 2000. This Law replaces the 1940 Organic Telecommunications Law and it is the result of several years of consultation between the private and public sector. Some of the most important aspects of the Telecommunications Law are as follows:

i.- Establishes specific regulations related to interconnection, universal service, spectrum, administrative concessions, networks, taxes, penalties, consumer rights and operator's responsibilities.

ii.- Defines telecommunications as an activity of "general interest" rather than as a public service, as provided by the former law.

iii.- Operator's freedom to set rates is specified, establishing controls only in cases where dominant control is evidenced and in cases of insufficient competition. In this case it also anticipated the possibility of establishing isometrics regulations to guarantee competition.

c.   Telecommunications regulations
     ------------------------------

On November 24, 2000, the Regulations for Basic Telephony Services, Interconnection and Administrative Concessions were issued and represent the legal framework for the market opening of telecommunication services in Venezuela.

The most significant aspects of these Regulations include the rules and regulations for granting concessions, specific attributes to specific services granted by CONATEL. The concessions will be granted shortly after a request has been made, since they are not subject to open bidding and only entail collection of established requirements. The concessions that do not require spectrum, such as subscription to cable television or fiber optic telephony, are free of duties.

Additionally, spectrum concessions will be granted through public offering, only in exceptional cases will direct adjudication be granted. Value added services require only notification by the operator, except for internet services.

Interconnection regulations change the structure on how to establish the charges that the carriers pay between them for interconnection to a cost-based structure. It also requires the submission of quarterly information by separate accounts and before the third quarter of 2001, carriers must establish accounting systems indicating costs generated by interconnection and the allocation criteria.


5.   CELLULAR CONCESSION:
     --------------------

On May 19, 1992, the Company purchased one of two cellular concessions from the Government for Bs. 123,250 (Bs. 5,388 on an historical cost basis) and established Telecomunicaciones Movilnet, C.A. (Movilnet). The amount paid for the cellular concession is being amortized over 40 years.

The cellular concession requires the payment of an annual concession fee of 10% of services billed. For the years ended December 31, 2000, 1999 and 1998, the expense relative to this concept were Bs. 38,596, Bs. 33,201 and Bs. 26,437, respectively. The cellular concession requires that Movilnet expand the cellular network, improve the quality of cellular services when technically feasible, and provide certain rural, public and emergency services. Management believes Movilnet is in compliance with these requirements as of December 31, 2000.

6.   BALANCES IN FOREIGN CURRENCY:
     -----------------------------

The Company has assets and liabilities denominated in US dollars and Japanese yen as follows (in millions of US dollars):

                                                           2000        1999
                                                         --------    --------
Cash and temporary investments                                743         509
Accounts receivable, net                                       28          26
Other assets and advances to suppliers                         36          35
Accounts payable                                             (165)       (128)
Short and long-term debt                                     (512)       (578)
                                                         --------    --------
Net asset (liability) position in foreign currency            130        (136)
                                                         ========    ========


7.   ACCOUNTS RECEIVABLE:
     --------------------

The Company's accounts receivable balances (other than Venezuelan Government entities) are as follows:

                                                           2000         1999
                                                         --------      --------

Subscribers                                               379,572       507,324
Net settlements                                            16,371        14,312
Other                                                      15,693        27,466
                                                         --------      --------
                                                          411,636       549,102
Less-Allowance for doubtful accounts                      (64,140)      (88,269)
                                                         --------      --------
                                                          347,496       460,833
                                                         ========      ========

8.   ACCOUNTS RECEIVABLE FROM VENEZUELAN GOVERNMENT ENTITIES:
     --------------------------------------------------------

The Company's largest customer is the Venezuelan public sector, including the Government, its agencies and enterprises, and the Venezuelan states and municipalities (collectively, Government entities). Government entities generated approximately 9% of the Company's revenues during each of the years ended December 31, 2000, 1999 and 1998, respectively.

The following table sets forth the aging of accounts receivable from Government entities:

Year of Service                          2000         1999
---------------                        --------     --------

2000                                     55,129            -
1999                                     28,810       68,973
1998 and prior                           18,836       68,510
                                       --------     --------
                                        102,775      137,483
                                       ========     ========

The changes in accounts receivable from Government entities are as follows:

                                         2000         1999
                                       --------     --------

Balance at beginning of year            137,483      114,113
Billings                                168,074      166,423
Collections                            (187,543)    (120,522)
Loss from exposure to inflation         (15,239)     (22,531)
                                       --------     --------
Balance at end of year                  102,775      137,483
                                       ========     ========

The amounts that Government entities can pay for telecommunications services are established in annual budgets, which are not based upon actual usage during such year. As a result of these budgeting processes and for other macroeconomic reasons, a number of Government entities have not paid the Company in full for telecommunications services received. In addition, as a result of inflation and devaluation, the value of these balances has decreased.

Although the Company has, in the case of certain Government entities, reduced the number of lines available, there can be no assurance that Government entities will not continue to use telecommunications services in excess of the amounts that can be paid, that the Company will not continue to experience significant delays in collecting receivables from Government entities or that inflation and devaluation will not continue to decrease the value of these receivables to the Company. Failure by Government entities to pay the amounts owed to the Company or the amounts to be billed in the future, has had, and will continue to have, an adverse effect on the profitability of the Company.

On November 3, 1999 Congress passed a law authorizing the issuance of bonds to refinance external and internal debts, as well as other past - due obligations. The amount of bonds set aside for payment of debts owed CANTV as of December 31, 1998, under such legislation amounted to Bs. 63,218. During 2000, the government assigned Bs. 37,000 to CANTV. In December 2000, CANTV received a payment of Bs. 34,000 related to the bond issuance. Government's budget for year 2001 includes the issuance and placement of bonds for the payment of basic services. CANTV's management believes all amounts from Government entities will be collected either in cash and/or through Government bonds.


9.  PROPERTY, PLANT AND EQUIPMENT, NET:
    ----------------------------------

Property, plant and equipment, net is comprised as follows:

                                                 2000               1999
                                            -------------      -------------

Plant                                           8,157,590          8,402,419
Buildings and facilities                        1,024,682            988,436
Furniture and equipment                           692,809            677,931
Vehicles                                           70,567             78,984
Land                                               38,430             38,467
                                            -------------      -------------
                                                9,984,078         10,186,237
Less: Accumulated depreciation                 (6,792,550)        (6,751,419)
                                            -------------      -------------
                                                3,191,528          3,434,818
Construction work in progress                      62,374            100,456
                                            -------------      -------------
                                                3,253,902          3,535,274
                                            =============      =============

The average useful lives for the different classes of property, plant and equipment are as follows:

                                                                Average
                                                             useful lives
                                                              (in years)
                                                           ---------------

Plant                                                           3 to 33
Buildings and facilities                                        5 to 25
Furniture and equipment                                         3 to 7
Vehicles                                                           3

Property, plant and equipment includes capitalized direct labor and allocated overhead costs, as well as materials used in connection with construction work in progress. Capitalized direct labor and allocated overhead costs totaled Bs. 63,704, Bs. 78,529 and Bs. 85,157 for the years ended December 31, 2000, 1999 and 1998, respectively. Maintenance and repair costs are expensed when incurred while major improvements and renovations are capitalized.

10.    OTHER ASSETS:
       -------------

Other assets are comprised as follows:

                                                    2000             1999
                                                -----------      -----------

Software and other intangible assets, net           132,672          171,981
Prepaid taxes                                        14,338           17,818
Investment in INTELSAT                               25,110           25,533
Class C stock and other                              44,517           39,788
                                                -----------      -----------
                                                    216,637          255,120
                                                ===========      ===========

Software and other intangible assets include the cost of computer software and systems for internal use, net of accumulated amortization (See Note 3 (g) - Summary of significant accounting principles and policies - Computer software) and the cost of usage rights of satellites and submarine cables which are amortized over periods ranging from 7 to 16 years based upon the terms of contracts granting usage rights.

Prepaid taxes include taxes assessed on the inflation adjusted value of fixed assets. In 1991, the Venezuelan Income Tax Law was revised to incorporate new provisions. Under this new law, companies were required to pay an initial tax equal to 3% of the inflation adjusted value of fixed assets. This initial tax was paid prior to 1996 and has been deferred and is being amortized over the estimated useful lives of the related assets.

The investment in INTELSAT represents the Company's participation in the International Satellite Telecommunications Organization. The Company accounts for this investment using the equity method. The functional currency of INTELSAT is the US dollar.

In 1993, the Company purchased 1% of its capital stock, for Bs. 49,704. The stock is being distributed to employees as part of an incentive plan. All the employees of the Company are eligible. The Company charges the related cost to expense in the year employees earn the award and the stock is issued to employees the following year. At December 31, 2000 and 1999, 9,228,583 and 8,723,339 shares were available for distribution to employees under this plan.

11.    LONG-TERM DEBT:
       ---------------

Long-term debt is comprised of the following:

                                                           2000         1999
                                                       -----------   ----------
Notes in US dollars at interest rates of  8.88% and
    9.25%  maturing in 2002 and 2004, respectively.        139,894      147,123

Notes in US dollars at interest rates of six-month
    LIBOR plus a margin between 1.35% and 1.75%,
    (averaging 8.19% and 7.50% at December 31, 2000
    and 1999, respectively), maturing through 2003.         75,250      101,262

                                                                          2000          1999
                                                                      -----------   -----------
Bank loans in Japanese yen at a fixed interest rate of
   5.80%, and in US dollars at interest rates of
   six-month LIBOR plus a margin between 0.25% and 0.75%
   (averaging 5.93% and 5.88% at December 31, 2000 and
   1999, respectively), maturing through 2009.                            61,905      83,288

IFC loans in US dollars at variable interest rates:
  a.  At six-month LIBOR plus a margin of 1.75%,
      (averaging 8.87% and 6.79% at December 31, 2000 and
      1999, respectively), maturing through 2005.                         35,000      44,187

  b.  At six-month LIBOR plus a margin of 2.00%,
      (averaging 8.22% and 7.04% at December 31, 2000 and
      1999, respectively), maturing through 2007.                         21,438      25,776

  c.  At six-month LIBOR plus a margin between 3.00% and
      6.00% (averaging 12.36% and 11.06% at December 31,
      2000 and 1999, respectively), maturing through 2005.                17,500      18,411

Supplier loans in US dollars at interest rates of
   six-month LIBOR plus a margin of  0.25% to 0.50%
   (averaging 6.75% and 6.35% at December 31, 2000 and
   1999, respectively), maturing through 2002.                             5,131       9,589

Notes payable to suppliers in US dollars at fixed
   interest rates (averaging 7% and 7.45% at December 31,
   2000 and 1999, respectively), maturing through 2002.                    2,351       5,774

Banks loan in bolivars bearing interest at the average
   lending rate of the four major banks in Venezuela
   (27.84% and 30.95% at December 31, 2000 and 1999,
   respectively), maturing through 2003.                                   3,768       7,150

Bank loans in bolivars at various interest rates
   (averaging 10.47% at December 31, 1999), maturing
   through 2000.                                                               -         237

Bank loans in bolivars at a fixed interest rate of
   22.81% at December 31, 2000, maturing through 2010.                    29,873           -
                                                                      ----------    --------
                                                                         392,110     442,797
Less: Current maturities                                                 (50,740)    (55,321)
                                                                      ----------    --------
                                                                         341,370     387,476
                                                                      ==========    ========

On June 7, 1996, the Company entered into an agreement with the International Finance Corporation (IFC Facility). Pursuant to the IFC Facility, the Company obtained loan commitments aggregating up to US$ 261 million, of which US$ 175 million was disbursed. Of the amount disbursed, US$ 75 million was used in the Company's modernization and expansion program as mandated by the Concession and for certain other capital expenditures. The remaining US$ 100 million represents the conversion of certain debt outstanding under a Bank Refinancing Agreement into longer term debt. In March 1998, the Company paid US$ 150 million of the debt outstanding under the IFC Facility with the proceeds from the sale of variable interest rate notes issued by CANTV Finance Ltd., a wholly-owned subsidiary of the Company, which are unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The principal on the remaining loan is payable as a single payment of US$ 25 million in 2005. The interest rate on this loan is based on LIBOR plus a margin and an additional amount of up to 3% based on the Company's annual net income equivalent in US dollars.

Pursuant to the IFC Facility, the Company may pay dividends only if it is current with respect to its semi-annual payments. In addition, the Company is required to meet certain financial ratios, including a long-term debt-to-equity ratio, a current ratio and a fixed charge coverage ratio, each as defined by the agreement. The Company has complied with these covenants as of December 31, 2000.

In 1997, Movilnet signed an agreement with the IFC for two loans totaling US$ 95 million, which were disbursed during 1998. The proceeds of these loans were used for expansion and modernization of the cellular network.

In September 2000, the Company issued discount promissory notes of Bs. 28,000 denominated in bolivars with a maturity of 5 years. The promissory notes were placed at a 44% discount and an annual fixed interest rate of 24.50%. The discount is amortized using the effective rate method. At December 31, 2000 the balance of these notes, presented net of the unamortized discount, was Bs.
15.487. Additionally, two loan agreements were signed with local banks for Bs. 7,000 each one, with maturities between 1 and 5 years.

Estimated payments of long-term debt are: Bs. 50,740 in 2001, Bs. 123,842 in 2002, Bs. 37,772 in 2003, Bs. 87,671 in 2004, and Bs. 92,085 thereafter, translated into bolivars at the exchange rate at December 31, 2000.

12.    SHORT-TERM DEBT:
       ----------------

Short-term debt is as follows:

                                                                             2000         1999
                                                                           ---------    --------
Bank loans in bolivars at various interest rates (averaging
11.04% and 20.22% at December 31, 2000 and 1999, respectively)                 4,750       5,388


Current maturities of long-term debt                                          50,740      55,321
                                                                           ---------    --------
                                                                              55,490      60,709
                                                                           =========    ========

13.  OTHER CURRENT LIABILITIES:
     --------------------------

Other current liabilities are comprised of the following:

                                                                2000             1999
                                                             -------------     -----------
Income, value added and other taxes                                 16,098          12,982
Accrued liabilities                                                 22,822          18,146
Legal claims                                                        10,512          10,313
Concession tax                                                     101,236          98,572
Deferred income                                                     46,777          40,185
Technical and administrative services due to affiliates of
    VenWorld stockholders                                            6,519           7,722
Interest payable                                                    11,282          11,411
Subscriber rights                                                   59,864               -
Other                                                               11,033          12,203
                                                             -------------     -----------
                                                                   286,143         211,534
                                                             =============     ===========


14.  RETIREMENT BENEFITS:
     --------------------

Pension Plan
------------

The Company sponsors a noncontributory pension plan for its employees. The benefits to be paid under the plan are based on years of service rendered and the employee's final salary. At December 31, 2000 and 1999, the Company has funded Bs. 117,106 and Bs. 72,095, respectively, in a trust for this purpose.

The components of pension expense for the year ended December 31 are as follows:

                                                                     2000           1999          1998
                                                             ------------     ----------    ----------
Benefits earned during the year                                    15,069         16,398        13,840
Interest cost on projected benefit obligation                      19,793         24,933        21,096
Other, net                                                         (7,083)         7,854         6,274
                                                             ------------     ----------    ----------
                                                                   27,779         49,185        41,210
                                                             ============     ==========    ==========

The accrued pension obligation as of December 31, is as follows:

                                                                            2000                 1999
                                                               -----------------    -----------------
Accumulated benefit obligation                                           264,110              396,553
                                                               =================    =================
Projected benefit obligation                                             292,785              440,583
Funded amount                                                           (117,266)             (83,072)
Unrecognized transition obligation                                        (6,132)              (7,362)
Unrecognized net losses                                                  (71,467)            (233,761)
Unrecognized prior service cost                                           77,075               86,475
                                                               -----------------    -----------------
Pension obligations (including current portion of Bs. 7,087
    and Bs. 8,039 respectively)                                          174,995              202,863
                                                               =================    =================

Assumptions used to develop the projected benefit obligation are as follows:

                Discount rate                             7%
                Expected return on assets                 5%
                Rate of compensation increase             2%

These assumptions represent estimates of real interest rates and compensation increases rather than nominal rates. The unrecognized transition obligation is being amortized over 20 years.

In 1998, the Company reviewed and updated its actuarial assumptions for employee turnover and the rate of inflation to reflect actual experience. These changes reduced pension expense by Bs. 34,485. During 2000, CANTV reviewed again the assumption for the rate of inflation, which reduced pension expense by Bs. 23,318.


Postretirement Benefits Other than Pensions
-------------------------------------------

In 1999, the Company recorded postretirement benefit obligations based on actuarial estimates. Benefit payments are based on the average medical claims per retiree for 1998.

The components of postretirement benefit expense for the years ended at December 31, are as follows:

                                                                     2000                 1999
                                                             --------------------   ------------------
Benefits earned during the year                                             3,496                3,168
Interest on accumulated postretirement benefit obligations                 13,918               11,757
Other                                                                         854                    -
                                                             --------------------   ------------------
                                                                           18,268               14,925
                                                             ====================   ==================


The accrued postretirement benefit obligation is as follows:

Accumulated postretirement benefit obligation attributable to:

                                                                             2000                  1999
                                                             --------------------    ------------------
Active employees                                                           78,443                54,203
Retirees                                                                  167,783               152,359
                                                             --------------------    ------------------
Total accumulated postretirement benefit obligation                       246,226               206,562
Unrecognized net losses                                                   (65,802)              (29,848)
                                                             --------------------    ------------------
Accrued postretirement benefit (including current
     portion of Bs. 2,446 and, respectively Bs. 245)                      180,424               176,714
                                                             ====================    ==================

Assumptions used to develop the accumulated postretirement benefit obligation are as follows:

                  Discount rate                        7%
                  Medical cost trend rate              2%

These assumptions represent estimates of real interest rates and medical cost trend rate increases rather than nominal rates. The unrecognized transition obligation is being amortized over 11 years.

Defined Contribution Plan
-------------------------

The Company has a defined contribution plan (Special Economic Protection Plan for Eligible Retirees) to supplement the current pension benefits of retirees as of August 15, 1995. Contributions are allocated to retirees based upon their age, pension income and other existing benefits. At December 31, 2000, the Company has funded Bs. 16,180 for this Plan. The Company is not required to increase the funding of this Plan.


15.  STOCKHOLDERS' EQUITY:
     ---------------------

Dividends
---------

The Venezuelan Commercial Code, Capital Markets Law and some regulations issued by the Comision Nacional de Valores (CNV), regulate the ability of the Company to pay dividends. In addition, some of the Company's debt agreements provide for certain restrictions which limit the ability of the Company to pay cash dividends (See Note 11- Long-term debt). The Commercial Code establishes that dividends shall be paid solely out of "liquid and collected earnings," and the Capital Markets Law mandates that the Company distribute every year among its shareholders not less than 50% of its net annual income, assessed on a non-consolidated basis and without reflecting its share in the net income of its subsidiaries. Likewise, the Capital Markets Law provides that at least 25% of such 50% shall be paid to the shareholders in cash dividends. However, should the Company have accumulated losses, any net income shall initially be applied to offset such deficit. Until 1996, net income for this purpose was computed as the lesser of (i) net income according to historical figures or (ii) net income according to inflation adjusted figures. However, in May 1997, the CNV modified its regulations and provided that inflation adjusted net income would be the sole basis for the calculation of dividend payments. The requirements of the Capital Markets Law are subject to the provisions of the Commercial Code, that is, dividends shall always be paid out of "liquid and collected earnings."

In October 1998, a new Capital Markets Law was passed. One of the principal changes is that dividends must be declared in a shareholders' assembly during which the shareholders determine the amount, form and frequency of the dividend payment and that dividend policies must be stated in the company's By-laws. The CNV cannot exempt a company with publicly traded securities from paying the minimum dividends required by the Capital Markets Law.

On March 30, 1999, the Company's shareholders approved the incorporation of the Capital Markets Law into the Company's By-laws.

On November 16, 1999 an extraordinary shareholders' assembly declared an extraordinary cash dividend of Bs. 100 per share. On December 3, 1999, this dividend was paid.

On March 31, 2000, an ordinary shareholders' assembly declared a cash dividend of Bs. 60.00 per share and Bs. 420.00 per ADS, to shareholders of record as of April 11, 2000. This dividend was paid on April 28, 2000.

Capital Stock
-------------

Capital stock is represented by 926,037,385 and 998,700,100 shares at December 31, 2000 and 1999, respectively.

The shares are separated into four categories, as follows:

                                                                 Participation          Number of shares
               Stockholder                      Class                 %                 (in thousands)
-----------------------------------------   -----------        ---------------         ------------------
VenWorld Telecom C.A.  (VenWorld)                 A                      43.19                    400,000
Fondo de Inversiones de Venezuela (FIV)           B                       5.60                     51,900
Employee Trusts and Employees                     C                      11.01                    101,981
Public Shareholders                               D                      40.20                    372,156
                                                               ---------------         ------------------
                                                                        100.00                    926,037
                                                               ===============         ==================

VenWorld is a private consortium of companies led by Verizon (formerly GTE Corporation), and originally included T.I. Telefonica Internacional de Espana, S.A.; C.A. La Electricidad de Caracas, S.A.C.A.; Consorcio Inversionista Mercantil (CIMA), C.A. S.A.C.A. and AT&T International, Inc. (AT&T) (Participants in the Consortium).

On June 30, 2000 GTE Corporation and Bell Atlantic Corporation completed their merger, and the combined company began doing business as Verizon Communications (Verizon).

During 2000, VenWorld could have transferred or encumbered the Class A shares if it continued to own directly, and free from all encumbrances, at least 20% of the capital stock of the Company. After January 1, 2001 any Class A shares transferred to any person other than VenWorld or its wholly-owned subsidiaries and affiliates controlled by any of the partners of the Participants in the Consortium, will be automatically converted into an equal number of Class D shares. VenWorld has the right to elect the CANTV President and four members of the Board of Directors of the Company until January 1, 2001. No shares were transferred during 2000.

Class B shares may only be owned by Venezuelan Government entities. The transfer of Class B shares to any non-public sector individual or entity will cause the shares to be automatically converted to Class D shares, except if the shares are transferred to a CANTV employee or retiree, in which case the shares will be converted to Class C shares. Class B stockholders have the right to elect two members of the Board of Directors of the Company until January 1, 2001. Thereafter, they may elect only one member. A majority of holders of Class A and B shares is required to approve a number of corporate actions, including certain amendments to the By-laws.

Class C shares may be owned only by employees, retirees, former employees and heirs and spouses of employees or retirees of CANTV and its subsidiaries. Any Class C shares transferred to any other individual or entity will be automatically converted to Class D shares. Holders of Class C shares have the right, voting as a separate class, to elect two members of the Board of Directors provided such Class C shares represent at least 8% of the capital stock of CANTV and the right to elect one member provided that such shares represent at least 3% of the capital stock of CANTV.

Class D shares are comprised of the conversion of Class A, B and C shares as described above or capital increases. There are no restrictions on the ownership or transfer of Class D shares.

Holders of Class D shares will have the right to elect, in conjunction with the other stockholders, any members of the Board of Directors, at the time the Class A, B and C stockholders lose the right to designate them according to CANTV's By-laws.

In November 1996, the Government sold 348.1 million shares representing 34.8% of CANTV's capital stock in a global public offering. The Company's Class D shares are traded on the Caracas Stock Exchange. They are also traded on the New York Stock Exchange in the form of American Depository Shares (ADS), each representing 7 Class D shares.

Repurchase program
------------------

On March 31, 2000, the shareholders' assembly approved a new share repurchase program (2000 program) that authorized the Company to repurchase up to 50,000,000 CANTV's outstanding class C shares and class D shares. As required under Venezuelan Law, the 2000 program specified a maximum repurchase price of Bs. 4,871 per share or up to US$ 50 per ADS.

This program was completed on September 18, 2000. All repurchased shares were retired on December 5, 2000. As of December 31, 2000, CANTV has recorded the acquisition of 38,186,658 outstanding shares (5,455,237 ADS) relative to the 2000 program at an average price of Bs. 2,709.38 per share, equivalent to US$
27.50 per ADS.


16.  FINANCING COST, NET:
     -------------------

Financing cost, net for the years ended December 31 is as follows:

                                               2000                    1999                    1998
                                        ------------------      ------------------      ------------------
Interest income                                     29,738                  25,323                  21,636
Interest expense                                   (42,597)                (45,825)                (54,679)
Exchange loss, net                                  (2,645)                (33,732)                (53,572)
(Loss) gain from net monetary position             (15,844)                 (6,626)                 45,512
Gain from indexation of tax units                        -                  12,579                   8,442
                                        ------------------      ------------------      ------------------
                                                   (31,348)                (48,281)                (32,661)
                                        ==================      ==================      ==================

The net exchange loss reflects the loss resulting from adjusting the Company's net liabilities denominated in foreign currencies (principally US dollars and Japanese yen) into bolivars at the exchange rates as of December 31, 2000 and 1999 (See Note 6 - Balances in foreign currency). The Central Bank of Venezuela has the explicit policy to intervene to maintain the exchange rate within 7.5% (above or below) of the reference rate, which has been set by the Central Bank of Venezuela and is adjusted to account for projected inflation on a monthly basis. The devaluation of the bolivar against the U.S. dollar was 8%, 15% and 12% for the years ended December 31, 2000, 1999 and 1998, respectively.

The (loss) gain from net monetary position reflects the gain or loss from holding net monetary assets or liabilities in a period of inflation, which was 13%, 20%, and 30% for the years ended December 31, 2000, 1999 and 1998, respectively.

17.  INCOME TAX:
     -----------

In accordance with Venezuelan tax regulations, the Company is taxed on its net income on an historical cost basis plus a tax inflation adjustment on the Company's non-monetary assets and liabilities, net of stockholders' equity. This tax inflation adjustment differs from the book inflation adjustment, which is non-taxable.

The Income Tax Law also authorizes a tax credit for new investments in property, plant and equipment. Any portion of the credit that is not used may be carried forward to the subsequent three years. As of December 31, 2000, CANTV does not have any carryforward tax credits. However, its Movilnet subsidiary has Bs. 23,236 and Bs. 24,970 from 1999 and 2000 of new investment tax credits that can be carried forward until 2002 and 2003, respectively.

A reconciliation of the statutory income tax provision to the effective tax provision is as follows:

                                                           2000             1999               1998
                                                       ------------     ------------     --------------
(Loss) income  before income taxes                          (14,247)         116,677            196,282
Statutory income tax rate                                        34%              34%                34%
                                                       ------------     ------------     --------------
    Tax expense at statutory income tax rate                      -           39,670             66,736

Non-taxable book inflation adjustment                       142,772          142,973            112,898
Utilization of investment tax credits                       (29,696)         (51,781)           (78,127)
Tax inflation adjustment                                   (112,611)        (105,418)           (81,858)
Other                                                        34,963           (9,957)           (18,322)
                                                       ------------     ------------     --------------
    Income tax                                               35,428           15,487              1,327
                                                       ============     ============     ==============

The caption other for 2000 includes the unrecognized deferred tax effect comprised mainly by the provision for the work force reduction (See Note 21 - Work force reduction program). For 1999 and 1998, this caption includes an existing tax provision recorded in 1998 and 1997.

On October 22, 1999, the National Government published the Partial Amendment to the Income Tax Law. The most significant changes effective from periods beginning after the publication of the Law, are as follows:

a. Implementation of a price transfer regime for imports and exports of goods and services between related companies.

b. Losses from adjustment for inflation will be carried forward up to one period.

c. Investment tax credits for fixed assets for industrial companies of 10% of the amount of new investments and to be applied for five years from the effective date of the Amended Law.

Additionally, the Amendment to the Income Tax Law includes some regulations which will be effective January 1, 2001, as follows:

a. A new regime which taxes worldwide income applied to income obtained abroad by individuals or companies residing or domiciled in Venezuela. It allows a credit for income taxes paid abroad.

b. A proportional tax on dividends will be introduced based on the excess between book and tax net income. This excess will be taxed at 34% and that amount proportionally applied to the dividends to be paid.


18.  TRANSACTIONS WITH RELATED PARTIES:
     ----------------------------------

Transactions with related parties are subject to conditions similar to transactions with independent third parties. In the normal course of business and as limited by applicable debt agreements, the Company enters into transactions with certain of its stockholders and their respective affiliates. In addition, the Government has significant influence over the Company's tariffs, regulation, labor contracts and other matters. The Government is also a
major customer of the Company (See Note   8 - Accounts receivable from
Venezuelan Government entities).

Inventories, supplies and plant and equipment of Bs. 22,301 and Bs. 26,848 for the years ended December 31, 2000 and 1999, respectively, were purchased from affiliates of VenWorld's stockholders. These same affiliates provided technical and administrative services to the Company at a total cost of Bs. 18,784, Bs. 22,624 and Bs. 7,540 for the years ended December 31, 2000, 1999 and 1998, respectively. Net operating revenues of Bs. 21,192, Bs. 11,530 and Bs. 15,536 were recognized for the years ended December 31, 2000, 1999 and 1998, respectively, with respect to the settlement of international telephone traffic with affiliates. At December 31, 2000, the Company has recorded payables to Verizon and AT&T affiliates for all such transactions of Bs. 21,001 and Bs. 800, respectively, and at December 31, 1999, Bs. 8,546 and Bs. 1,151, respectively.


19.  COMMITMENTS AND CONTINGENCIES:
     ------------------------------

The Company has the following commitments and contingencies:

a.  Capital expenditures
    --------------------

CANTV's capital expenditures for 2001 are currently estimated at Bs. 362,600 (US$ 518 million). The funding for these capital expenditures is expected to be generated by internal cash flows.

b.  Operating Leases
    ----------------

The Company leases buildings under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided.

c.   Litigation
     ----------

The Company is involved in numerous administrative and judicial proceedings. Based on the opinion of its external legal counsel handling these proceedings, management considers that the majority of these actions will be resolved in the Company's favor. Nevertheless, management believes that the Company has recorded adequate reserves as of December 31, 2000 for all such matters.

In May 2000, the Supreme Court of Justice issued a sentence against CANTV charging that the Company had changed the criteria on the presubscription term and the option for special retirement. The Company is presently exercising pertinent legal actions, and evaluating the impact of this sentence on the financial statements of the Company if such sentence prevails.

On July 7, 2000, CANTV was notified of a Bs. 1.8 billion (US$ 2.7 million) fine imposed by the Superintendent of Promotion and Protection of Free Competition (Pro-Competencia). Pro-Competencia claims that CANTV has abused its dominant position in the market to favor its subsidiary CANTV Servicios. In August 2000, CANTV filed an action of nullity in the First Court of Appeals in Administrative Matters.

Management believes that the ultimate resolution of these matters will not have a material adverse effect on the results of operations or the financial position of CANTV.

d.  Concession mandates
    -------------------

The Concession requires the Company to carry out a plan of network expansion and modernization based on the construction of a specified minimum number of new digital lines, the modernization of analog lines and the installation of public telephones for each year until the year 2000. In addition, the Company is required to meet certain quality and service targets.

The agreement signed between CANTV and CONATEL on February 21, 2000 for the review, of the eight year of the Concession (See Note 4 - Regulation) included the reduction in the expansion targets and considers an accelerated modernization program to meet an annual target of eighty percent digitalization by the end of year 2000. No target was set related to the expansion of new digital lines. The expansion and digitalization mandates were effective until December 31, 2000.

e.  Competition
    -----------

Pursuant to the Concession, prior to November 27, 2000, the Company was the sole provider of switched, fixed local, domestic, and international long distance services throughout Venezuela, except in population centers with 5,000 or fewer habitants if CANTV was not providing basic telephone services in such areas and did not contemplate doing so within two years.

In December 1996, the Ministry exercised its authority under this provision to grant a rural concession to Infonet Redes de Informacion C.A. (Infonet) to provide multi-services, except national and international long distance services, on population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Additionally, multi-service concessions were granted in January 1998 to Corporacion Digitel, C.A. (Digitel) and Consorcio ELCA, C.A. for the central and eastern regions of Venezuela, respectively. Both Infonet and Digitel have started operations.

With the recently issued new Telecommunications Law, CONATEL established the basic regulatory framework. The new regulations issued on November 24, 2000 (See
Note 4 - Regulation) have the objective of creating an appropriate environment for new entrants and allow for effective competition and regulate the sector's opening rules, basic telephony and interconnection.

Beginning in November 2000, CONATEL has formally started the auction of frequencies for Wireless Local Loop (WLL) services. Thirteen qualified bidders have been announced by CONATEL. Five regions were defined and three permits in each region were auctioned. Telcel Bellsouth and Genesis are two of the companies granted with a concession. Additionally, companies with existing facilities in Venezuela have fulfilled the requirements to obtain an operator license in basic fixed telephone service based on the new regulations approved. Convergence Communications, Veninfotel and Telcel Bellsouth have obtained licenses to operate in local, domestic and international long distance. New Global Telecom has a license for domestic and international long distance.


20.  MARKET RISK:
     ------------

The carrying amounts of cash and short-term investments, trade receivables and payables, and short-term and long-term debt approximate their fair values. The fair value was determined by quoted market prices.

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates.

The Company does not use derivative financial instruments in its investment portfolio. The Company places its investments with the highest quality United States of America (US) issuers and, by policy, limits the amount of credit exposure to any one issuer. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment by investing with US issuers that are guaranteed by wholly-owned foreign companies with the safest and highest credit quality securities.

The Company mitigates default risk by investing in highly liquid US dollar short-term investments, primarily certificates of deposit and investment grade commercial paper, which have maturities of three months or less. The Company does not expect any material loss with respect to its investment portfolio.

The majority of the Company's indebtedness is denominated in foreign currencies, primarily in US dollars and Japanese yen, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company's policy is to manage interest rate risk through the use of a combination of fixed and variable rate debt. Presently the Company does not hedge against foreign currency exposures, but keeps cash reserves in U.S. dollars and Japanese yens to meet financing obligations.

21.  WORK FORCE REDUCTION PROGRAM:
     -----------------------------

The Company has implemented a work force reduction program, granting employees an incentive to retire prior to their anticipated retirement date, in order to improve the efficiency of the operation and administration of the Company. This expense amounted to Bs. 29,880, Bs. 55.016 and Bs. 8,918 for the years ended December 31, 2000, 1999 and 1998, respectively, and is included in operating expenses in the accompanying consolidated statements of operations.

On December 29, 2000, the Company announced its intention to consolidate, centralize and eliminate certain operating and administrative positions during the first quarter of 2001, through the special program. This program establishes an expected reduction of approximately 4,000 employees. The Company recorded a provision of Bs. 110,390 included as current accrued employee benefits and was recognized as a special charge in the Company's results of operations.

Any curtailment effect associated with this employees separation program will be recognized when it occurs. Presently, the Company is evaluating the impact of the headcount reduction on the Company's pension liability.


22.  NATURAL CATASTROPHE:
     --------------------

On December 15, 1999 heavy rains devastated the northern coastal areas of Venezuela which caused serious flooding.

The areas most affected were the states of Vargas, Miranda, Falcon and parts of Caracas. The flooding caused serious damage to homes and businesses, leaving them without basic services such as water, power and phone services. In addition, the roadway infrastructure in those areas was considerably impaired and CANTV encountered limitations in making on-site visits to determine the full extent of damage to its facilities, and thus, the total financial impact. However, CANTV was able to detect that in the state of Vargas, some of its central offices and most of the public telephones received considerable damage. Based on this limited knowledge, the Company made a financial assessment only on those central offices and public telephone plant and had calculated the damage to be approximately Bs. 4,085. This amount was reflected in the Company's financial statements for the period ended December 31, 1999 as a nonrecurring charge. On October 2000, the Company received the final payment compensation of Bs. 7,964. This operation does not have additional significant impact in the financial statements of the Company.


23.  CONSOLIDATED FINANCIAL STATEMENT RECLASSIFICATIONS:
     ---------------------------------------------------

Certain amounts from the December 31, 1999 and 1998 consolidated financial statements have been reclassified for comparison purposes.